UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 4

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

CLARIENT, INC.

(Name of Subject Company (Issuer))

CRANE MERGER SUB, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

GENERAL ELECTRIC COMPANY

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.01 Per Share

Series A Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock:

18048910

180RESTR

Series A Convertible Preferred Stock:

N/A

(CUSIP Number of Class of Securities)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$593,084,640	$42,287

(1)	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation was calculated on the basis of (a) 118,616,928 shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of October 19, 2010 (i) 88,635,606 Common Shares issued and outstanding, (ii) 8,199,523 Common Shares issuable upon the exercise of outstanding options, (iii) 21,052,632 Common Shares issuable upon conversion of 5,263,158 shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share and (iv) 729,167 Common Shares issuable upon the exercise of outstanding warrants), multiplied by (b) the Common Share offer price of $5.00 per Common Share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$42,287
Form or Registration No.:	Schedule TO
Filing Party:	General Electric Company and Crane Merger Sub, Inc.
Date Filed:	November 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Crane Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly owned subsidiary of General Electric Company, a New York corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser (the “Offer”) to purchase (x) all outstanding shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”) at a price of $5.00 per Common Share in cash and (y) all outstanding shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) at a price of $20.00 per Preferred Share in cash, in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2010 and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Offer to Purchase”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1, 4, 5, 6 and 11.

The Offer to Purchase and Items 1, 4, 6 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On December 3, 2010, Purchaser extended the expiration of the Offer until 12:00 midnight, New York City time, on Thursday, December 16, 2010. The expiration time may be further extended as described in this Offer to Purchaser. The Depositary has indicated that, as of the close of business on December 2, 2010, approximately 42,348,047 Common Shares and 5,263,158 Preferred Shares (which were automatically converted into Common Shares after the date of tender in accordance with their terms) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 47.7% of the outstanding Common Shares, 100% of the previously outstanding Preferred Shares and approximately 57.77% of the outstanding Common Shares and Preferred Shares on an as converted basis. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(G).”

The second sentence of the first paragraph on the cover page to the Offer to Purchase is amended and restated in its entirety to read as follows: “The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 22, 2010, as amended on December 3, 2010 (as further amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company.”

The first sentence of the second paragraph in the Introduction section of the Offer to Purchase is amended and restated in its entirety to read as follows: “The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 22, 2010, as amended on December 3, 2010 (as further amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company.”

The following paragraph is added to the end of Section 11 – “The Transaction Agreements–The Merger Agreement” of the Offer to Purchase:

“On December 3, 2010, Parent, Purchaser and the Company executed an Amendment to Agreement and Plan of Merger, pursuant to which the parties agreed to amend the Merger Agreement to provide that the Offer shall expire at midnight (New York City time) on December 16, 2010, unless extended in accordance with the terms of the Merger Agreement.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(G)	Press Release issued by General Electric Company on December 3, 2010.

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of December 3, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2010	CRANE MERGER SUB, INC.

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	President

Date: December 3, 2010	GENERAL ELECTRIC COMPANY

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	Vice President, Business Development GE Healthcare